UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  3)*
______________
Shake Shack Inc.
 (Name of Issuer)
Common Stock, $0.001 par value per share
 (Title of Class of Securities)
819047 101
 (CUSIP Number)

James R. Berman
 Select Equity Group, L.P.
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
(with copies to)
Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
November 13, 2015
 (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  /__/

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D	Page 2 of 12 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Select Equity Group, L.P. (46-3465710)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,770,734
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,770,734
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,770,734
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 10.4%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 3 of 12 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners L.P. (13-3991804)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 338,127
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 338,127
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 338,127
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.9%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 4 of 12 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners Holdings, LLC (13-3991559)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 338,127
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 338,127
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 338,127
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.9%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 5 of 12 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners II, L.P. (82-0575314)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,267,658
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,267,658
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,267,658
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 3.5%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 6 of 12 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners II Holdings, LLC (82-0575310)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,267,658
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,267,658
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,267,658
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 3.5%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 7 of 12 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners Offshore Master Fund, Ltd. (98-1007715)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 2,164,949
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 2,164,949
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,164,949
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 6.0% *
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 8 of 12 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): George S. Loening
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,770,734
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,770,734
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,770,734
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 10.4%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 9 of 12 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Evan C. Guillemin
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 8,251
(8) Shared Voting Power 0
(9) Sole Dispositive Power 8,251
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 8,251
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.02%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of October 30, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 10 of 14 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the Class A Common Stock, $0.001 par value (the “A-Common”), of Shake Shack, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on February 17, 2015, as previously amended by Amendment No. 1 to Schedule 13D filed on August 20, 2015 and Amendment No. 2 to Schedule 13D filed on November 13, 2015 (as amended by this Amendment No. 3, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 3 is being filed to add as an exhibit the Trading Agreement, dated November 13, 2015, which was inadvertently omitted from Amendment No. 2.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is amended to include the following:
7.7	Trading Agreement, effective as of November 13, 2015, by and among Daniel H. Meyer, The Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, Union Square Hospitality Group, LLC, Union Square Café Corp., Gramercy Tavern Corp., Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Malted Coinvest LLC, SEG Partners, L.P., SEG Partners II, L.P., SEC Partners Offshore Master Fund, Ltd., ACG Shack LLC, Randall Garutti, The Randall J. Garutti 2014 GST Trust, Jeff Uttz, Jeff Flug, Gulf Five LLC and Flug 2012 GS Trust U/A/D 9/4/12.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of November 16, 2015

SELECT EQUITY GROUP, L.P.

By: Select Equity GP, LLC, its general partner

By: /s/ George Loening	Date: November 16, 2015

SEG PARTNERS L.P.

By: SEG Partners Holdings, LLC, its general partner

By: /s/ George Loening	Date: November 16, 2015

SEG PARTNERS HOLDINGS, LLC

By: /s/ George Loening	Date: November 16, 2015

SEG PARTNERS II, L.P.

By: SEG Partners II Holdings, LLC, its general partner

By: /s/ George Loening	Date: November 16, 2015

SEG PARTNERS II HOLDINGS, LLC

By: /s/ George Loening	Date: November 16, 2015

SEG PARTNERS OFFSHORE MASTER FUND, LTD.

By: /s/ George Loening	Date: November 16, 2015

GEORGE S. LOENING

By: /s/ George Loening	Date: November 16, 2015

EVAN C. GUILLEMIN

By: /s/ Evan C. Guillemin	Date: November 16, 2015

CUSIP No. 819047 101	Schedule 13D	Page 12 of 12 Pages

SCHEDULE 1
Directors and Executive Officers of SEG Offshore

George S. Loening – Director
John D. Britton – Director
Martin J. Lang – Director
Grant Jackson - Director